UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 31 October 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Illegal miners at Kusasalethu pose a real threat to health and safety, and viability of mine
Johannesburg: Friday, 31 October 2014: Harmony Gold Mining Company Limited
(
‘Harmony’) advises that management has decided to take serious action to tackle illegal mining at its Kusasalethu mine. The initiative has been stepped up following the outbreak of a fire at the mine yesterday afternoon, which is believed to have been caused by illegal miners. Established surveillance mechanisms alerted mine management to the fire, and standard evacuation procedures meant that all employees who were underground at the time were brought safely to surface.
Harmony’s CEO Graham Briggs notes that this is the third fire of this nature at
Kusasalethu this month. While the company is pleased that no one was harmed in these incidents, it is clear that “illegal mining is a threat to employees’ safety and health and to the mine’s continued viability”. Mr Briggs notes that Kusasalethu’s production has not reached planned levels and these ongoing incidents of sabotage further undermine the mine’s sustainability.
Although illegal mining is more common at abandoned and near-surface mines, it is still rife in deep level underground mines where trespassers illegally enter the mines with the intent of mining and removing gold or copper bearing material. These activities pose a threat not only to the illegal miners’ own health and safety, but also to the safety of employees. Very often these activities result in damage to property and mining equipment and disruption to operations as a result of negligence, sabotage, theft and vandalism. The activities of illegal miners can also cause pollution, underground fires and deplete mineral deposits, potentially making the future mining of such deposits uneconomical.
The company notes that Harmony employees have been threatened by illegal miners. At the same time it is also known that some employees have aided illegal miners through access to workings, equipment and food and water. During October
2014, 105 illegal miners have been arrested and about 25 employees are subject to disciplinary action.
Issued by Harmony Gold
Mining Company Limited
31 October 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06

Harmony is adopting an uncompromising stance towards these activities and is working with organised labour and the regulatory authorities to do so. Harmony is implementing increased security and improved clocking-in systems to tighten control on who enters and exits its mines. The company also regularly inspects closed-up sections to ensure that they remain sealed off and cannot be accessed illegally.
Harmony management has decided to close the mine for a two week period with the aim to remove all illegal miners, as well as complete all security and access control measures. No production will occur during this period and employees will be sent on leave.
“The risk of yet another underground fire is a risk that we are not prepared to take and therefore we are reverting to this temporary mine closure”, says Graham Briggs.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 31, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director